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Exhibit 2

For immediate release
DRD RAISES ADDITIONAL $21.8 MILLION FROM INVESTEC OPTION
AGREEMENT

Durban Roodepoort Deep, Limited ("DRD" Ticker Symbol; JSE: DUR; NASDAQ: DROOY) has raised an additional US$21.8 million (R161.4 million) from the exercise by the Investec Group (Investec) yesterday (10.09.03) of its option on 9 million new DRD ordinary shares, being the remainder of its total option on 27-million shares.

Queries:	Ilja Graulich, Durban Roodepoort Deep, Limited +27 11 381 7826 (office) +27 83 604 0820 (mobile) James Duncan, Russell & Associates +27 11 880 3924 (office) +27 82 892 8052 (mobile)
11 September 2003 254/03-jmd

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  Exhibit 2